ASSURANCEAMERICA CORPORATION

RiverEdge One, Suite 600

5500 Interstate North Parkway

Atlanta, Georgia 30328

December 21, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Mr. David L. Orlic

Re:	AssuranceAmerica Corporation
Amendment No. 2 to the Transaction Statement on Schedule 13E-3
Filed on December 4, 2012
File No. 005-58867

Ladies and Gentlemen:

On behalf of AssuranceAmerica Corporation (the “Company”), the undersigned hereby responds to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to Mr. Mark H. Hain, dated December 5, 2012. Pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 promulgated thereunder, the Company also transmits herewith for filing with the Commission a conformed copy of Amendment No. 3 to its Transaction Statement on Schedule 13E-3, which Transaction Statement was originally filed with the Commission on September 25, 2012 and amended by Amendment No. 1 and Amendment No. 2 thereto on November 7, 2012 and December 4, 2012, respectively (as so amended, the “Schedule 13E-3”).

Amendment No. 3 is being filed with the Commission in response to the Comments. In the interest of clarity, defined terms used in this letter but not otherwise defined in this letter have the meanings ascribed to them in the Schedule 13E-3. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond to the numbers of the Comments.

Amendment No. 2 to the Transaction Statement on Schedule 13E-3

General

1.	Please prominently disclose, preferably on the cover page of your disclosure document, that the market price for your common stock was recently twice the cash-out price to be used in the Rule 13e-3 transaction.

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2012

In response to Comment No. 1, the Company has revised “Summary Term Sheet – Reverse Stock Split,” “Special Factors – Background of the Transaction” and “Special Factors – Fairness of the Transaction” to disclose that the closing price of our common stock on November 9, 2012 was $0.08 per share.

Background of the Transaction, page 8

2.	In the second to last paragraph of this section, you disclose that, on December 3, 2012, the board of directors determined that the cash-out price of $0.04 per share was fair, based on the recent closing price of your common stock on November 16 ($0.05). Please disclose what consideration the board of directors gave to the fact that earlier that week, and the week before, the common stock closed at $0.08 per share, and disclose how the board of directors determined to use the November 16 price as a point of comparison.

In response to Comment No. 2, the Company has revised “Special Factors – Background of the Transaction” and “Special Factors – Fairness of the Transaction” to disclose the consideration our Board of Directors gave the November 9, 2012 closing price of our common stock of $0.08 per share. Our Board of Directors used November 16, 2012 as a point of comparison because it was the date of the draft Disclosure Statement our Board of Directors reviewed prior to its December 3, 2012 telephonic meeting, although our Board of Directors also discussed closing prices through November 30, 2012. The Company has revised “Special Factors – Background of the Transaction” and “Special Factors – Fairness of the Transaction” to reflect such discussions.

Lack of Capital from Public Markets, page 14

3.	Please update the information in this bullet point so that it is presented as of a recent practicable date.

In response to Comment No. 3, the Company has revised “Special Factors – Reasons for the Transaction – Lack of Capital from Public Markets” to update the information presented therein as of a recent practicable date.

Fairness of the Transaction, page 19

4.	Please disclose what consideration the board of directors gave to the fact that the closing price for your common stock was twice that of the cash-out price as recently as November 13, 2012.

In response to Comment No. 4, the Company has revised “Special Factors – Background of the Transaction” and “Special Factors – Fairness of the Transaction” to

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2012

disclose the consideration our Board of Directors gave the November 9, 2012 closing price of our common stock of $0.08 per share. Note that no shares of our common stock traded on November 12, 2012 or November 13, 2012, and the most recent date on which shares of our common stock traded and closed at $0.08 per share was November 9, 2012.

Reservation, page 26

5.	Disclosure states that the board of directors has agreed that, if the stock split is not consummated on or before March 31, 2013, then the board of directors must reassess and reaffirm the substantive and procedural fairness of the stock split before the stock split may be effected. Please acknowledge that the board of directors has an obligation to ensure that, at whatever time it determines to consummate the stock split and cash-out certain fractional shares, it has not omitted material information, and has provided disclosure to security holders addressing all items of Schedule 13E-3. See Rule 13e-3(f)(1)(iii).

In response to Comment No. 5, the Company has revised “Special Factors – Reservation” to include the acknowledgement requested by Comment 5.

Company Securities, page 32

6.	Please update this section so that it presents information as of the most recent practicable date. We note that publicly available information indicates that the high sales price for your common stock in November was $0.08.

In response to Comment No. 6, the Company has revised “Company Information – Company Securities” to reflect information as of December 19, 2012.

Security Ownership of Certain Beneficial Owners and Management, page 33

7.	Please update these figures so that all information is presented as of a recent uniform date. We note that three different dates are used in this section (August 31, November 16 and September 30).

In response to Comment No. 7, the Company has revised “Company Information – Security Ownership of Certain Beneficial Owners and Management” to present the information set forth therein as of December 19, 2012.

Financial and Other Information, page 37

8.	Please update the introductory paragraph of this section so that is accurately reflects the quarterly and nine-month periods of which tabular information is presented.

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2012

In response to Comment No. 8, the Company has revised the introductory paragraph set forth in “Financial and Other Information” to reflect the quarterly and nine-month period for which the tabular information is presented.

* * *

As requested by the Staff of the Commission, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule 13E-3; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.

Sincerely,

/s/ Mark H. Hain

Mark H. Hain, Esq.
General Counsel